LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2011	rpomerenk@luselaw.com

November 2, 2010

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Oconee Federal Financial Corp.

Oconee Savings and Loan Association 401(k) Profit Sharing Plan

Registration Statement on Form S-1 Filed September 16, 2010

File No. 333-169410

Dear Mr. Webb:

On behalf of Oconee Federal Financial Corp. (the “Company”), the following are responses to the Staff’s comment letter, dated October 7, 2010, with respect to the above-referenced registration statement (the “Registration Statement”). We submit these responses simultaneously with the filing of Pre-Effective Amendment No. 1 to the Registration Statement. For ease of reference the comments have been reproduced below. Page numbers refer to the pages in the marked copy of the prospectus that is included in the Registration Statement.

General

1.	Please include an updated consent of the independent auditors in the pre-effective amendment.

An updated consent issued by Cherry, Bekaert & Holland, L.L.P. is filed as Exhibit 23.2 to Pre-Effective Amendment No. 1 to the Registration Statement.

2.	Please file the state tax opinion of Cherry, Bekaert & Holland.

The state tax opinion issued by Cherry, Bekaert & Holland, L.L.P. is filed as Exhibit 8.2 to Pre-Effective Amendment No. 1 to the Registration Statement.

3.	In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

Please see the revised inside cover of the prospectus, which contains the requested material.

Mr. Mark Webb

November 2, 2010

Prospectus Cover Page Offering Summary

4.	We note your estimated net proceeds calculated at the adjustment maximum totaled $19.95 million. In addition, we note your gross offering proceeds of $20.95 million less estimated expenses of $0.77 million and $0.33 million equals $19.85 million. Please revise your disclosure to reflect the $19.85 million.

Please see the revised Offering Summary table on the cover page of the prospectus.

How We Determined The Offering Range and the $10 Price per Share, page 6

5.	Please expand to be more specific and substantive in your summary of the valuation and to clarify the aspects of your financial condition and results of operations McAuliffe Financial, LLC considered most notable in determining the value of Oconee Federal Savings and Loan Association. We note in the Conversion Valuation Appraisal Report that McAuliffe Financial took several downward adjustments for Oconee’s market area, dividends, liquidity and marketing the issue. Please briefly describe specific aspects of the valuation that factored into the pricing of this offering. Provide expanded disclosure in the corresponding main section.

Please see the revised disclosure on pages 6-7 and pages 152-153, which provides the requested information.

How We Intend to Use the Proceeds From the Offering, page 17

6.	Please be as specific as possible regarding the intended uses of the net proceeds. Disclose any current plans, intentions or understandings concerning investments, dividends, share repurchases or other specific uses. Provide a timetable for any such plans. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the main section, as appropriate.

Please see the revised disclosure on pages 18-19 and pages 49-51. The Company notes that it does not have any specific intentions or understandings to invest the proceeds (other than in accordance with its current policies and in the ordinary course of its business), to engage in share repurchases, or to engage in acquisitions. In addition, the Company notes that it gives specific reasons for the offering on page 3 and pages 136-137, as required pursuant to Item 504 of Regulation S-K where a registrant does not have a current specific plan for the proceeds of an offering or a significant portion thereof.

Market for the Common Stock, page 45

7.	Please advise us of the status of your application for trading on the Nasdaq Capital Market.

The Company’s Listing Application was filed with Nasdaq on October 6, 2010. The Company has not received any communication from Nasdaq regarding its Listing Application to date.

Mr. Mark Webb

November 2, 2010

Capitalization, page 48

8.	We note your footnotes to your pro forma disclosures here and in other parts of your filing. Please revise all pro forma disclosures to reference the pro forma adjustment to the appropriate footnote which clearly explains the assumptions involved.

As discussed with Ms. Lindsay McCord by telephone on October 15, 2010, the footnotes in the printed version of the prospectus reference appropriate disclosure.

9.	We note from your disclosure on page 48 that your equity as a percentage of pro forma total assets ranged from 20.11% to 21.60% at the minimum and adjusted maximum offering ranges. Please revise your filing to include your pro forma total assets and a footnote which clearly explain the assumptions involved in the pro forma adjustment for pro forma total assets.

Please see the revised table on page 55, which includes a new line item for total assets, and new footnote 9, which reflects the assumptions used in calculating pro forma total assets.

Comparison of Valuation and Pro Forma Information With and Without the Charitable Foundation, page 56

10.	We note your disclosure on page 56 that without the charitable foundation shares your valuation range would be $41.7 million at the minimum of the offering range to $64.8 million at the adjusted maximum of the offering range. In addition, we note from your disclosure on page 53 that the market value of shares issued to the charitable foundation are included in the $40.8 million. Please provide us with your calculation of the valuation range without the charitable foundation shares using the same presentation as your tabular disclosure on page 53.

As requested in the comment, the following table sets forth the requested calculation of the valuation range without the charitable foundation, using the same format as provided in the prospectus regarding calculation of the valuation range with the charitable foundation. It is the Company’s position that this table, while useful to the Staff, would not provide meaningful information to prospective investors. It is the Company’s position that the table on page 63 comparing the valuation of the Company and pro forma information with and without the charitable foundation provides sufficient disclosure regarding the effect of the charitable foundation on the Company’s pro forma financial condition and results of operations.

Mr. Mark Webb

November 2, 2010

	At or For the Year Ended June 30, 2010 Based Upon the Sale at $10.00 Per Share of
	1,346,400 Shares at Minimum of Offering Range	1,584,000 Shares at Midpoint of Offering Range	1,821,600 Shares at Maximum of Offering Range	2,094,840 Shares at Adjusted Maximum of Offering Range(1)
	(Dollars in thousands, except per share amounts)
Gross proceeds	$14,578	$17,150	$19,723	$22,681
Market value of shares issued to charitable foundation	—	—	—	—
Market value of shares issued to Oconee Federal, MHC	27,073	31,850	36,628	42,122

Market value of Oconee Federal Financial Corp. (fully converted)	$41,650	$49,000	$56,350	$64,803

Gross proceeds	$14,578	$17,150	$19,723	$22,681
Expenses	(1,020)	(1,054)	(1,089)	(1,128)

Estimated net proceeds	13,557	16,096	18,634	21,553
Oconee Federal, MHC capitalization	(50)	(50)	(50)	(50)
Cash contribution to charitable foundation	—	—	—	—
Common stock acquired by employee stock ownership plan(2)	(1,633)	(1,921)	(2,209)	(2,540)
Common stock acquired by stock-based incentive plan(3)	(816)	(960)	(1,104)	(1,270)

Estimated net proceeds after adjustment for charitable foundation, stock benefit plans and capitalization to Oconee Federal, MHC	$11,058	$13,164	$15,270	$17,692

(1)	As adjusted to give effect to a 15% increase in the number of shares outstanding after the offering which could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares, or changes in market conditions or general financial and economic conditions following the commencement of the offering.
(2)	It is assumed that 3.92% of the shares outstanding following the offering will be purchased by the employee stock ownership plan at a price of $10.00 per share. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the employee stock ownership plan from Oconee Federal Financial Corp. The amount to be borrowed is reflected as a reduction of stockholders’ equity. Oconee Federal Savings and Loan Association intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. Oconee Federal Savings and Loan Association’s total annual payment of the employee stock ownership plan debt is based upon 25 equal annual installments of principal and interest. The pro forma net earnings information makes the following assumptions: (i) Oconee Federal Savings and Loan Association’s contribution to the employee stock ownership plan is equivalent to the debt service requirement for the period presented and was made at the end of the period; (ii) the employee stock ownership plan acquires 163,268, 192,080, 220,892 and 254,027 shares, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range; (iii) 6,530, 7,683, 8,835 and 10,161 shares, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range, (based on a twenty-five year loan term) were committed to be released during the year ended June 30, 2010, at an average fair value equal to the price for which the shares are sold in the offering in accordance with Statement of Position 93-6; and (iv) only the employee stock ownership plan shares committed to be released were considered outstanding for purposes of the net earnings per share calculations. Employee stock ownership plan participants who elect to receive their benefit distributions in the form of our common stock may require us to purchase the common stock distributed at fair value if, under the Internal Revenue Code, the stock does not meet the standard of being readily tradable on an established securities market. Currently, we are unable to determine whether this standard will be met. If this contingent repurchase obligation does apply, it will reduce stockholders’ equity by an amount that represents the market value of all common stock held by the employee stock ownership plan and allocated to participants, without regard to whether it is likely that the shares would be distributed or that the recipients of the shares would be likely to exercise their right to require us to purchase the shares.
(3)	Gives effect to the stock-based incentive plan expected to be adopted following the offering. We have assumed that this plan acquires a number of shares of common stock equal to 1.96% of the shares issued in the reorganization and offering (including shares issued to Oconee Federal, MHC and Oconee Federal Charitable Foundation) either through open market purchases or from authorized but unissued shares of common stock or treasury stock of Oconee Federal Financial Corp., if any. Funds used by the stock-based incentive plan to purchase the shares will be contributed to the plan by Oconee Federal Financial Corp. In calculating the pro forma effect of the stock-based incentive plan, it is assumed that the shares were acquired by the plan in open market purchases at the beginning of the period presented for a purchase price equal to the price for which the shares are sold in the offering, and that 20% of the amount contributed was an amortized expense (based upon a five-year vesting period) during the year ended June 30, 2010. The actual purchase price of the shares granted under the stock-based incentive plan may not be equal to the subscription price of $10.00 per share. If shares are acquired from the issuance of authorized but unissued shares of common stock of Oconee Federal Financial Corp., there would be a dilutive effect of up to 1.92% on the ownership interest of persons who purchase common stock in the offering. The above table shows pro forma net income per share and pro forma stockholders’ equity per share, assuming all the shares to fund the stock-based incentive plan are obtained from authorized but unissued shares.

Mr. Mark Webb

November 2, 2010

11.	We note from your disclosure on page 56 that the estimated offering amount without foundation shares would range from $13.75 million to $21.39 million. In addition, we note your disclosure on page 14 of the prospectus that the number of shares offered without the charitable foundation would range from 1,427,600 to 2,221,800 at $10 per share. Please reconcile for us and revise to disclose the difference in the number of shares used to calculate the estimated offering amount on page 56 with the number of shares offered without the charitable foundation disclosed on page 14.

Please see the revised disclosure on page 15, which correctly states the number of shares that would be offered without the charitable foundation. These revised numbers reflect the fact that the Company would issue a greater number of shares without the charitable foundation due to (i) the increased valuation of the Company without the charitable foundation, and (ii) the issuance of shares equal to 35% of the value of the Company without the charitable foundation (compared to the issuance of 33% of the value of the Company with the charitable foundation).

Please also see the revised table on page 63, which has been revised to reflect the issuance of 35% of the valuation of the Company without the charitable foundation, rather than 33%. The disclosure on page 15 with respect to the number of shares that would be issued without the charitable foundation reconciles with the corresponding information in the table on page 63.

12.	Please revise your pro forma information with and without the charitable foundation table on page 56 to include references to footnotes which clearly explain the assumptions involved in each pro forma adjustment for the “without foundation” columns. Also, please revise to include footnotes for the pro forma total assets and pro forma financial ratios because these are not presented elsewhere in the filing.

Please see the revised table on page 65, including new footnotes, which provides the requested disclosure. We note that the presentation with respect to pro forma total assets is set forth in the revised table on page 55 (including footnote 9 thereto) in response to Comment #9 and, accordingly, is not duplicated on page 63.

Allocation of Allowance for Loan Losses, page 89

13.	We note your allocation of allowance for loan losses tabular disclosure on page 89. Please revise to present the allowance allocation required by Item IV.B of Industry Guide 3 for each of the last five years instead of three years, as required by the Industry Guide 3 instructions.

Please see the revised disclosure on page 98, which presents the allocation of the allowance for loan loss reserves for each of the last five years.

Mr. Mark Webb

November 2, 2010

Description of Capital Stock of Oconee Federal Financial Corp. General, page 155

14.	We note from your disclosure on page 155 that 2,754,480 shares will be held by persons other than Oconee Federal, MHC after the offering. Please provide us with a break out of the shares held by outside persons similar to your disclosure that 110,400 shares included were issued to Oconee Federal Charitable Foundation.

Please see the revised disclosure on page 166, which provides that 1,932,000 shares will be held by persons other than Oconee Federal, MHC. The Company realizes that the previous number (2,754,480) may have resulted in some confusion. This number has been corrected. Immediately following the offering, at the maximum of the offering, 5,520,000 shares will be outstanding, of which 3,588,000, or 65%, will be held by Oconee Federal, MHC, 110,400, or 2%, will be held by the charitable foundation and 1,821,600, or 33%, will be held by public stockholders.

Part II

Exhibit 8.1

15.	Please file a signed and dated opinion in the next amendment.

A signed and dated opinion has been filed as Exhibit 8.1 to Pre-Effective Amendment No. 1 to the Registration Statement.

16.	Please amend to delete the bankruptcy qualification paragraph in the tax opinion. It is inappropriate in a tax opinion.

Please refer to the revised opinion filed as Exhibit 8.1 to Pre-Effective Amendment No. 1 to the Registration Statement, from which the bankruptcy qualification has been deleted.

* * * * *

We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2011 or to Adam Wheeler at 202-274-2013.

Respectfully,

/s/ Robert B. Pomerenk
Robert B. Pomerenk

cc:	T. Rhett Evatt, President – Oconee Federal Savings and Loan Association

James G. Price – Regional Director, OTS Southeast Regional Office

Donald W. Dwyer – Directors, Applications, OTS Corporate and International Activities

Kip A. Weissman, Esquire